UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Craft Brew Alliance, Inc.
(Name of Issuer)

Common Stock, Par Value $0.005 Per Share
(Title of Class of Securities)

224122 10 1
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224122 10 1

1.	Names of Reporting Persons W. Cameron Healy, Trustee and Sole Beneficiary of the Healy Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
		1,401,860
Number of
Shares	6.	Shared Voting Power
Beneficially		-0-
Owned by
Each	7.	Sole Dispositive Power
Reporting		1,401,860
Person With
	8.	Shared Dispositive Power
		-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,401,860

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
7.4%(1)

12.	Type of Reporting Person (See Instructions)
IN

(1) Based on 18,874,256 shares of common stock outstanding as of October 30, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP No. 224122 10 1
Explanatory note:  This Amendment No. 1 amends the Schedule 13G filed by the Reporting Person with the U.S. Securities and Exchange Commission on October 13, 2010.  This Amendment reflects aggregate purchases of 181,430 shares of common stock in 2010 and aggregate purchases of 27,400 shares of common stock in 2011, which were not reported previously due to an administrative oversight.

Item 1.
(a)	Name of Issuer
Craft Brew Alliance, Inc.

(b)	Address of Issuer’s Principal Executive Offices
929 North Russell Street, Portland, Oregon 97227

Item 2.
(a)	Name of Person Filing
W. Cameron Healy, Trustee and Sole Beneficiary of the Healy Family Trust

(b)	Address of Principal Business Office or, if none, Residence
14075 Old Germantown Road, Portland, Oregon 97231

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, $0.005 par value per share

(e)	CUSIP Number
224122 10 1

Item 3.	Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,401,860

(b)	Percent of class:
7.4%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
1,401,860

(ii)	Shared power to vote or to direct the vote
-0-

(iii)	Sole power to dispose or to direct the disposition of
1,401,860

(iv)	Shared power to dispose or to direct the disposition of
-0-

(1) Based on 18,874,256 shares of common stock outstanding as of October 30, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2012
(Date)

/s/ W. Cameron Healy
(Signature)

W. Cameron Healy, Trustee and Sole Beneficiary of the Healy Family Trust
(Name and Title)